Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months and six months ended December 31, 2010

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with the accompanying unaudited consolidated interim financial statements for the three months and six months ended December 31, 2010 and condensed notes thereto.  This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements for the years ended June 30, 2010, 2009, and 2008, as well as the notes thereto.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (Canadian GAAP). These accounting principles differ in certain respects from United States GAAP. The differences, as they affect our consolidated financial statements, are set out in Note 18 to the audited consolidated financial statements for the fiscal year ended June 30, 2010 and Note 11 to the unaudited consolidated financial statements for the three and six months ended December 31, 2010.  All amounts presented are in Canadian dollars unless otherwise stated. In this report, “the Company”, “YM”, “we”, “us”, and “our” refer to YM BioSciences Inc. and its consolidated subsidiaries. This document is current in all material respects as of February 9, 2011.

FORWARD-LOOKING STATEMENTS

Statements contained in this MD&A that are not based on historical fact, including without limitation statements containing the words "believes," "may," “likely,” "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, without limitation, changing market conditions, our ability to obtain patent protection and protect our intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against us, the successful and timely completion of clinical studies, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, our ability to attract and retain business partners and key personnel, future levels of government funding, our ability to obtain the capital required for product development, operations and marketing and other risks detailed elsewhere herein.  These forward-looking statements are based on our beliefs and expectations on the date the statements are made, and subject to the requirements of applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this management’s discussion and analysis might not occur and you should not place undue reliance on forward-looking statements.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including:

•	our ability to obtain, on satisfactory terms or at all, the capital required for product development, operations and marketing;
•	general economic, business and market conditions;
•	our ability to successfully and timely complete clinical studies;
•	product development delays and other uncertainties related to new product development;
•	our ability to attract and retain business partners and key personnel;
•	the risk of our inability to profitably commercialize our products;
•	the extent of any future losses;
•	the risk of our inability to establish or manage manufacturing, development or marketing collaborations;
•	the risk of delay of, or failure to obtain, necessary regulatory approvals and, ultimately, product launches;
•	dependence on third parties for successful commercialization of our products;
•	inability to obtain quantities of development product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand;
•	the risk of the termination or conversion to non-exclusive licenses or our inability to enforce our rights under our licenses;
•	our ability to obtain patent protection and protect our intellectual property rights;
•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;
•	uncertainty related to intellectual property liability rights and liability claims asserted against us;
•	the uncertainty of recovery of advances to subsidiaries;
•	the impact of competitive products and pricing;
•	future levels of government funding; and
•	other factors discussed under “Risk Factors”.

OVERVIEW OF BUSINESS

YM BioSciences Inc. (the “Company”) is engaged in the acquisition or in-licensing and subsequent clinical development toward commercialization of drug products and technologies from basic research of others. The Company evaluates drug projects, technologies, and products and the prospective markets for them and acquires products or obtains, as appropriate, a license for their further development and marketing.

The Company expends money on the evaluation, acquisition, in-licensing and further development of certain drug products and on providing out-licensing, marketing, clinical development and regulatory affairs skills, intellectual property management and funding to facilitate the introduction of the licensed products into the principal pharmaceutical markets. This involves taking the products researched and initially developed by others through the clinical and regulatory processes in Canada and elsewhere in order to achieve regulatory approval for their sale in the markets to which the Company has rights.

The Company will incur expenditures, either directly or pursuant to agreements with certain licensees or partners, which will include: costs associated with the conduct of clinical trials; the collection and collation of data; the organizing of data and market information for each product; the development and production of non-confidential and confidential dossiers on each licensed product and the marketing of the information contained in the dossiers to prospective commercialization partners. The Company plans to generate its revenues from out-licensing the products being developed or from the direct commercialization of the products.

The Company does not have its own manufacturing facilities but it may participate in ownership of manufacturing facilities and the marketing of the products if appropriate opportunities are available.

SELECTED QUARTERLY FINANCIAL INFORMATION

	Three months ended December 31,			Six months ended December 31,
	2010	2009	Change	2010	2009	Change

Out-licensing revenue	$251,417	$687,222	$(435,805)	$ 593,773	$ 1,411,910	$(818,137)

Interest income	$82,740	$13,174	$69,566	$138,375	$32,293	$106,082

Expenses:

Licensing and product development	$5,289,150	$2,372,946	$2,916,204	$10,498,331	$4,808,994	$5,689,337

General and administrative	$3,099,952	$1,699,330	$1,400,622	$5,517,058	$ 3,483,762	$2,033,296

Loss for the period	$ (8,383,337)	$(3,375,537)	$(5,007,800)	$(16,000,752)	$(6,878,325)	$(9,122,427)

Deficit, beginning of period,	$(174,862,730)	$(149,754,739)	$(25,107,991)	$(167,245,315)	$(146,251,951)	$(20,993,364)

Deficit, end of period	$ (183,246,067)	$(153,130,276)	$(30,115,791)	$(183,246,067)	$(153,130,276)	$(30,115,791)

Basic and diluted loss per common share	$(0.10)	$(0.06)	$(0.04)	$(0.19)	$(0.12)	$(0.07)

Total Assets	$ 88,911,489	$39,041,215	$49,870,274	$88,911,489	$39,041,215	$49,870,274

Cash, cash equivalents & short term deposits	$78,712,877	$35,901,949	$42,810,927	$78,712,877	$35,901,949	$42,810,927

RESULTS OF OPERATIONS

Three months and six months ended December 31, 2010 compared to three months and six months ended December 31, 2009

Out-licensing Revenue
Out-licensing revenue decreased by $436 thousand for the three months ended December 31, 2010 compared to the three months ended December 31, 2009 and decreased by $818  thousand for the six months ended December 31, 2010 compared to the six months ended December 31, 2009.  This decrease was due mainly to the recognition of all remaining revenue pertaining to the development of Tesmilifene in the prior fiscal year.  In addition, the deferred revenue from the Kuhnil Pharmaceuticals Co., Ltd. (“Kuhnil”) contract was fully recognized in fiscal 2010, leaving only one active payment to be recognized, which was from Daiichi Pharmaceutical Co., Ltd (“Daiichi”).  The remaining period over which this contract was to be amortized has also been revised to include an additional 3 years.

Interest Income
Interest income has increased by $70 thousand and $106 thousand, respectively, in the three months and six months ended December 31, 2010 compared to the same periods ended December 31, 2009.  Interest income has increased mainly due to the increase in cash through several financings.

Licensing and Product Development Expenses
Licensing and product development expenses for the three months ended December 31, 2010 increased by $2.916 million to $5.289million, and by $5.689 million to $10.498 million for the six months ended December 31, 2010, compared to the same periods last year.  In addition to the changes described below, core expenses for licensing and product development increased by $1.576 million and by $3.437 million for the three and six months ended December 31, 2010, respectively.  This was due mainly to increases in salaries, travel, office expenses, restructuring and the addition of the Australian office.`

CYT387 and CYT997
Costs associated with development activities for the CYT387 and CYT997 products which were acquired in January 2010, were $1.770 million and $2.832 million, respectively, for the three and six months ended December 31, 2010.  These costs are primarily attributable to clinical trial and IP costs.

Nimotuzumab
Costs associated with development activities for nimotuzumab decreased by $497 thousand to $707 thousand and by $231 thousand to $1.808 million for the three and six months ended December 31, 2010, respectively, compared to the same periods in the prior year.  The decrease is due mainly to the completion of the Phase II clinical trials in diffuse intrinsic pontine glioma (DIPG) and colorectal cancer, in fiscal 2010.  Current expenses include costs associated with the ongoing clinical trials for non-small cell lung cancer patients ineligible for radical chemotherapy (NSCLC) and brain metastases from non-small cell lung cancer.

AeroLEF
The company has ceased development spending for AeroLEF.  Current year costs for the three month and six months periods ended December 31, 2010 were $11 thousand  and $32 thousand, respectively, which pertain mainly to the maintenance of intellectual property.

General and Administrative Expenses
General and administrative expenses increased by $1.401 million to $3.100 million for the three months ended December 31, 2010 and increased by $2.033 million to $5.517 million for the six months ended December 31, 2010, compared to the same periods in the prior year.  The increase for the three months can be mainly attributed to higher stock based compensation expense, with the inclusion this year of the stock appreciation rights granted to Australian employees ($500 thousand), restructuring costs ($1.175 million), and increased Board of Director fees and travel expenses ($166 thousand).  These increases were partially offset by cost associated with the acquisition of Cytopia incurred last year ($336 thousand) and not repeated this year.  The increase for the six months ended December 31, 2010 over the comparative period was due mainly to higher stock-based compensation expense ($703 thousand), restructuring costs ($1.319 million), bonuses awarded ($270 thousand) and increased Board of Director fees and travel expenses ($297 thousand) as a result of additional meetings held during the period.  These increases were partially offset by a reduction in costs associated with the acquisition of Cytopia incurred in fiscal 2010.

SUMMARY OF QUARTERLY RESULTS

	Out-Licensing Revenue	Net Loss	Basic and diluted loss per common Share
December 31, 2010	$251,417	$(8,383,337)	$(0.10)
September 30, 2010	$342,356	$(7,617,415)	$(0.09)
June 30, 2010	$494,854	$(8,624,160)	$(0.11)
March 31, 2010	$690,585	$(5,490,879)	$(0.09)
December 31, 2009	$697,583	$(3,375,537)	$(0.06)
September 30, 2009	$727,538	$(3,502,788)	$(0.06)
June 30, 2009	$719,984	$(3,264,030)	$(0.06)
March 31, 2009	$776,127	$(3,474,839)	$(0.06)

Out-licensing revenue results primarily from recognition, over time, of non-refundable up-front payments from out-licensing agreements plus milestone payments.  The Company’s policy is to recognize non-refundable up-front payments from out-licensing agreements over the estimated period of collaboration until the milestone associated with commercial approval of the first indication in the licensee’s territory has been satisfied and the relevant payment received.  There have been no new out-licensing agreements signed since fiscal 2007. Revenue has steadily decreased as all but one deferred revenue contract have been fully recognized.  The Company also received royalty revenue based on a limited sales program in Europe.

It is inherent in the development of drug products that planned expenditures vary depending on results achieved.  Our current plan includes continuing expenditures for nimotuzumab with our two clinical trials in brain metastases and palliative non-small cell lung cancer and increasing expenditures related to the development of  the CYT387 and CYT997 products.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed the evaluation, licensing, acquisition and further development of its products principally through equity issuances. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to out-license its products or to access the capital markets, both of which will depend substantially on results of product development programs.

The Company’s cash requirements will be affected by the extent of its clinical trials, the results of its regulatory submissions, the achievement of commercialization agreements, the costs associated with obtaining and protecting the patents for products in development, and its general operating expenses.

The consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize on its assets and discharge its liabilities in the normal course of operations.  The Company’s ability to continue as a going concern has always been dependent on obtaining capital and, ultimately, the achievement of profitable operations.  There can be no assurance that the Company will be successful in increasing revenue or raising additional capital to generate sufficient cash to continue as a going concern.  The consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classifications used if the Company were unable to continue operations in accordance with this assumption.

On December 17 and 23, 2010, the Company completed a prospectus offering of  25,000,000 and 3,750,000 shares, respectively, for gross proceeds of U.S. $46,000,000 (Cdn. $46,493,400), resulting in net cash proceeds of U.S. $42,874,672 (Cdn. $43,334,522).

On June 2, 2010, the Company completed a prospectus offering of 2,500,000 common shares at U.S. $1.27 per common share for gross proceeds of U.S. $3,175,000 (Cdn. $3,367,723), resulting in net cash proceeds of Cdn. $3,326,838.

On April 23, 2010, the Company entered into a Sales Agreement, with Cantor Fitzgerald & Co., under which it may, at its discretion, from time to time, sell up to a maximum of 7,750,000 of its common shares through an "at-the-market" equity offering program known as a Controlled Equity Offering. Cantor Fitzgerald & Co. (CF&Co) will act as sales agent for any sales made under the Controlled Equity Offering. The common shares will be sold at market prices prevailing at the time of a sale (if any) of the common shares or at prices negotiated with CF&Co, and, as a result, prices may vary as between purchasers and during the period of the offering. The Company is not required to sell any of the reserved shares at any time during the term of the Controlled Equity Offering, which extends until October 16, 2011, and the Sales Agreement does not prohibit the Company from conducting additional financings.  There are no stand-by fees for having established the arrangement.  CF&Co will receive a cash fee up to but not exceeding 5.0% of the first aggregate gross proceeds of US$5 million and thereafter 3% of the gross proceeds realized from the sale of common shares for services rendered in connection with the offering.  The total expenses of this offering, excluding CF&Co’s fee, of $129 thousand were included in general and administration expenses in the fourth quarter of fiscal 2010.  As at December 31, 2010, no common shares have been sold under this agreement.

On March 10, 2010, the Company completed a prospectus offering of 14,583,000 units for gross proceeds of US$17,499,600 (Cdn $17,895,081) and net proceeds after cash issuance costs of US$15,712,614 (Cdn $16,067,710). Each unit consisted of one common share and one-half common share purchase warrant. In connection with the financing, the Company issued 874,980 broker warrants having an aggregate fair value of US$171,496 (Cdn $175,371) estimated using the Black-Scholes option pricing model. Each whole common share purchase warrant and each broker warrant entitles the warrant holder to acquire one common share at an exercise price of US$1.60 per share at any time from September 10, 2010 to its expiry on March 10, 2015.

As a condition of the above offerings, the Company agreed to restrict the use of $56.521  million of the net proceeds raised to fund drug development activities not related to Cuban originated products or for general corporate purposes not related to the Cuban licensed products and technologies, except for those activities expressly consented to under licenses granted by the Office of Foreign Assets Control (OFAC). As at December 31, 2010, the remaining restricted proceeds were approximately $43.624 million and unrestricted cash and short-term deposits totaled approximately $35.089 million.

As at December 31, 2010 the Company had cash and short-term deposits totalling $78.713 million and accounts payables and accrued liabilities totalling $4.936 million compared to $45.645 million and $2.785 million respectively, at June 30, 2010

Management believes that the cash and short-term deposits at December 31, 2010 are sufficient to support the Company’s activities for at least the next twelve months.

COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company fully consolidates a joint venture (CIMYM BioSciences Inc.) in which it is considered the primary beneficiary; as a result, the Company has recognized 100% of the cost of operations and cash flows of this entity.

In addition, the Company is party to certain licensing agreements that require the Company to pay a proportion of any fees that the Company may receive from sublicensees in the future.  As of December 31, 2010 no amounts were owing and the amount of future fees under those agreements, if any, is not determinable.

In February 2009, the Company entered into 2 contracts for CRO services relating to clinical trials for nimotuzumab.  The first pertains to a randomized, Phase II, double-blind trial in brain metastases from NSCLC at a cost of $1.161 million, of which approximately $503 thousand has been incurred as at December 31, 2010 and the remaining $658 thousand is yet to be incurred.  The second contract pertains to a randomized, Phase II, double-blind trial in NSCLC patients ineligible for radical chemotherapy at a cost of approximately $1.500 million, of which approximately $732 thousand has been incurred as at December 31, 2010 and the remaining $768 thousand is yet to be incurred.  The Company may cancel either contract with a 30-day notice and is obligated for services rendered by the CRO through the effective date of termination and for any close-out services furnished by the CRO after the termination of the agreement.

In addition to these above contracts, the Company has entered into many additional contracts for pre-clinical and other studies, none of which individually exceeds $1 million, totaling approximately $4.814 million, of which $2.205 million has been incurred as at December 31, 2010 and the remaining $2.609 million has not yet been incurred. Any early termination penalties cannot exceed the amount of the contract commitment.

The Company plans to expend funds to continue the development of nimotuzumab and CYT387 and CYT997.  There are also ongoing activities directed at out-licensing commercial rights for nimotuzumab and both CYT387 and CYT997, as well as in evaluating new products to in-license.

TREND INFORMATION

Historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the pre-clinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

Other than as discussed above, the Company is not aware of any material trends related to the Company’s business of product development, patents and licensing.

RISKS AND UNCERTAINTIES
Prospective investors should give careful consideration to the risk factors contained under “Risk Factors” in the Form 20-F filed as the Annual Information Form dated September 23, 2010 in respect of the fiscal year ended June 30, 2010, as well as those discussed in Schedule A of the June 30, 2010 audited financial statements. These risk factors include:
(i)	we are susceptible to general economic conditions;
(ii)	dealing with products that are in the early stages of development and, as a result, are unable to predict whether we will be able to profitably commercialize our products;
(iii)	having few revenues and a history of losses and, therefore, are unable to predict the extent of any future losses or when or if the Company will become profitable;
(iv)
depending upon being able to identify promising molecules for licensing or acquisition and successfully completing the acquisitions or licensing on economic terms. There is no assurance that the Company can continue to identify and license molecules for development;

(v)
depending upon others for the manufacture, development and sale of our products. If the Company is unable to establish or manage collaborations in the future, there could be a delay in the manufacture, development and sale of  products;

(vi)
expecting to enter into out-licensing agreements with others with respect to the manufacturing and marketing of the Company’s drug products. The Company may retain co-development and marketing rights if management determines it appropriate to do so;

(vii)
lack of experience in commercial manufacturing of products and may encounter problems or delays in making arrangements for products to be commercially manufactured, which could result in delayed development, regulatory approval and marketing;

(viii)	dependence on licenses from third parties and the maintenance of licenses is necessary for our success;
(ix)
although all of the funds advanced to our joint venture subsidiaries have been expensed, we are only entitled to recover those expenditures when the joint venture’s net income exceeds the amount of cumulative advances;

(x)	reliance on licensors and others for research on new products;
(xi)
conducting our development internationally and are subject to laws and regulations of several countries which may affect the Company’s ability to access regulatory agencies and may affect the enforceability and value of the Company’s licenses;

(xii)
the Company conducts in-licensing internationally and currently owns or licenses products and technologies from sources in Canada, Australia and Cuba. The Company has previously licensed, and intends to and may license, products from sources in other jurisdictions;

(xiii)	the acquisition of YM BioSciences Australia Pty Ltd. (formerly Cytopia Limited) will result in increased expenditures;
(xiv)	the Company expects to be a “passive foreign investment company” for the current taxable year, which would likely result in materially adverse US federal income tax consequences for US investors;
(xv)
the Company may not be able to obtain necessary funding from sales, license fees, milestones or royalties and, as a result, may need to try to obtain capital through the public market or private financing which may not be available on acceptable terms, or at all;

(xvi)	operating results and stock price may fluctuate significantly;
(xvii)	there is no assurance that an active trading market in the Company’s common shares will be sustained;
(xviii)	our share price is volatile;
(xix)	we have not paid dividends;
(xx)	our outstanding common shares could be subject to dilution;
(xxi)	it may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence;
(xxii)	if there are substantial sales of our common shares, the market price of our common shares could decline;
(xxiii)	we have adopted a shareholder rights plan which could make it more difficult for a third party to acquire us, thus potentially depriving our shareholders of a control premium;
(xxiv)	if our clinical testing of drug products do not produce successful results, we will not be able to commercialize our products;
(xxv)
if competitors develop and market products that are more effective than the Company’s existing product candidates or any products that the Company may develop, or obtain marketing approval before the Company does, the Company’s products may be rendered obsolete or uncompetitive;

(xxvi)	subject to extensive government regulation that increases the cost and uncertainty associated with gaining final regulatory approval of product candidates;
(xxvii)	changes in government regulations although beyond the Company’s control could have an adverse effect on business;
(xxviii)	success depends upon the Company’s ability to protect intellectual property and proprietary technology;
(xxix)	potential involvement in intellectual property litigation could negatively affect business;
(xxx)	product liability claims are an inherent risk of the Company’s business, and if the clinical trial and product liability insurance prove inadequate, product liability claims may harm business.

OUTLOOK

YM is advancing three products in clinical development: the JAK-targeting small molecule, CYT387; the EGFR-targeting monoclonal antibody, nimotuzumab; and the vascular disrupting agent, CYT997.

CYT387
CYT387 is currently in a Phase I/II trial for the treatment of patients with myeloproliferative neoplasms (MPNs). The trial was initiated at Mayo Clinic in November 2009 and has recently been expanded to include centers in the US, Canada and Australia. Safety data and early signals of efficacy obtained at the end of the Phase I dose escalation stage of this trial were announced on August 3, 2010. Further interim data were reported on November 8, 2010 in an abstract submitted to the Annual Meeting of the American Society of Hematology (ASH) and a subsequent update of the interim data were reported in an oral presentation delivered on December 6, 2010 by the study’s Principal Investigator, Dr. Ayalew Tefferi of Mayo Clinic (Rochester, Minnesota) at the ASH Annual meeting. These interim data demonstrated that CYT387 was safe, well tolerated and was able to reduce spleen sizes and improve constitutional symptoms in patients with a degree of efficacy comparable to other JAK-targeting molecules in late-stage development. The data also indicated that, unlike other JAK-targeting molecules, CYT387 was able to improve anemia in certain patients, an effect that may favorably differentiate CYT387 from other drugs in its class.

Full enrollment of the trial (140 patients) is now anticipated in calendar Q1 2011.  The Company anticipates that an additional set of updated interim data will be reported in the first half of calendar 2011 and again by the end of calendar 2011. YM anticipates commencing discussions with the US FDA in calendar 2011 to obtain clarity on the clinical development program for CYT387. The Company is also working towards completing in calendar 2011 any preclinical and manufacturing work required to enable CYT387 to commence a pivotal trial in calendar Q1 2012.

The Company has also initiated Business Development activities for CYT387. Four major partnerships for other JAK inhibitors have been signed by other companies in the last 18 months. YM is exploring opportunities to further develop and/or commercialize CYT387 with other companies.

Nimotuzumab
Nimotuzumab is licensed to YM’s majority-owned joint venture, CIMYM BioSciences Inc., an Ontario corporation, for Western and Eastern Europe, North America, and Japan as well as Australia, New Zealand, Israel and certain Asian and African countries.  Daiichi Sankyo Co., Ltd., CIMYM’s licensee for nimotuzumab in Japan, previously initiated a randomized trial with nimotuzumab in second line gastric cancer together with Kuhnil Pharma Co. Ltd., CIMYM’s licensee in Korea. Data from this trial were presented in January 2011 at the ASCO Gastrointestinal Cancers Symposium, and demonstrated an improvement in Progression Free Survival in a subset of patients who were EGFR-positive. Should Daiichi indicate an interest in advancing nimotuzumab into a Phase III clinical trial in gastric cancer, it could potentially initiate in calendar 2012, subject to successful scale-up and associated process changes to the manufacture of the product designed to support commercial-scale production.  Daiichi also launched a Phase II trial in first-line NSCLC for which YM has been advised that recruitment has been completed, with data expected during the first half of calendar 2011.

YM is conducting two randomized, Phase II, double-blind trials for nimotuzumab that are recruiting patients in the US: a trial in patients with brain metastasis from non-small cell lung cancer (NSCLC), and a trial to treat palliative stage NSCLC. Recruitment into both Phase II trials has lagged expectations and these programs are under review. As a consequence, YM anticipates focusing its support on the more advanced trials involving Daiichi Sankyo Co., Ltd. A Phase II, second-line, single-arm study in children with progressive diffuse intrinsic pontine glioma (DIPG) conducted by YM has concluded recruitment at multiple sites in the US, Canada, and Israel and is expected to report results in calendar Q1 2011.

Oncoscience AG (OSAG), CIMYM’s licensee for Europe, reported preliminary data from a single-arm Phase III trial of nimotuzumab as first-line therapy in combination with radiotherapy for DIPG at ASCO in 2008 that were expanded on at the annual international pediatric oncology forum, SIOP, held in São Paulo, Brazil in October 2009 and Boston, USA in October 2010. Safety data from a Phase III trial in adult glioma patients were presented at ASCO 2010 and OSAG continues to recruit patients into a Phase IIb/III trial in pancreatic cancer patients. We are advised by OSAG that data from the adult glioma trial may be released in the first half of calendar 2011.

Innogene Kalbiotech PTE Ltd. (IGK), a CIMYM licensee, has reported marketing approval for nimotuzumab in the Philippines and Indonesia. In January 2009, the National Cancer Centre of Singapore (NCCS) announced that it was launching a worldwide Phase III, 710-patient trial of nimotuzumab in the post-operative or adjuvant setting in head and neck cancer in cooperation with IGK. This trial is in addition to an ongoing NCCS Phase II trial in locally advanced head and neck cancer and the initiation of a Phase II trial in cervical cancer also being conducted by IGK.

At December 31, 2010, nimotuzumab is reportedly being tested in some 35 clinical trials worldwide having completed about 25 trials to date.  Several of these ongoing trials are either Phase II or Phase III trials being conducted by YM or its four licensees. CIMAB S.A. (CIMAB) advises that more than 10,000 patients have been treated with nimotuzumab through clinical trials, commercial sales or compassionate use or expanded access programs.

In August 2009, YM received a license from the US Department of the Treasury’s Office of Foreign Assets Control (OFAC) removing limitations on initiating US clinical trials with nimotuzumab for patients in the United States.  Under this expanded license, clinical development may also include extending into the US other trials being conducted by the Company’s worldwide licensees. YM previously announced its application to OFAC for a license to permit activities related to partnering, licensing or otherwise commercializing nimotuzumab in order to more rapidly advance its pivotal stage development. Licenses containing permission for commercial activity have been previously granted by OFAC to two other companies seeking to commercialize Cuban-origin therapeutics in the US, although only YM has proceeded into clinical trials subsequent to issuance of an OFAC license. Agreement on terms for the US commercialization continues to be reviewed by YM’s Cuban licensor because of requirements at OFAC that payments for any license fees and milestones and a proportion of royalties be made in barter, consistent with the licenses previously issued.

For Fiscal 2011, YM BioSciences anticipates further data concerning nimotuzumab’s clinical utility becoming available from completed trials, supporting its continued differentiation from the other marketed drugs in its class.

CYT997
YM’s vascular disrupting agent CYT997 is also in clinical development, and is capable of being developed in IV and oral dose formulations. Preliminary data from YM’s current Phase I/II trial of CYT997 given IV in glioma patients are expected in calendar H2 2011.

Summary
Anticipated clinical data include:
•	CYT387 multi-center interim Phase I/II data in myelofibrosis to be reported in calendar Q2 2011
•	CYT387 full 140 patient multi-center Phase I/II data in myelofibrosis to be reported in calendar Q4 2011
•	Nimotuzumab Phase II (Japan) first-line non-small cell lung cancer data in calendar Q2 2011
•	Nimotuzumab European Phase III adult glioma data in calendar H1 2011
•	Nimotuzumab North American Phase II pediatric glioma data in calendar Q1 2011
•	CYT997 data from patients with glioma treated with CYT997 and carboplatin in calendar H2 2011

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the Consolidated Annual Financial Statements. Significant estimates affect: revenue recognition; intangible assets; research and development costs; the consolidation of variable interest entities; stock-based compensation; and the income tax valuation allowance.

Revenue recognition
Revenue from licensing agreements is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the amount is determinable and collectability is reasonably assured. Contingent revenue attributable to the achievement of milestones is recognized only on the achievement of the milestone. Non-refundable up-front fees for access to the Company’s proprietary technology are deferred and recognized on a systematic basis over the estimated remaining period of collaboration required until the milestone associated with commercial approval of the first indication in the licensee’s territory has been satisfied and the milestone payment received or until it is determined that no further collaboration is required.  The estimated term is based on a drug development plan as discussed with licensees.  Currently we have license agreements that specify that certain royalties are earned by the Company on sales of licensed products in the licensed territories.  Licensees report sales and royalty information in the 90 days after the end of the quarter in which the activity takes place and typically do not provide us with forward estimates or current-quarter information.  Because we are not able to reasonably estimate the amount of royalties earned during the period in which these licensees actually ship products, we do not recognize royalty revenue until the royalties are reported to us and the collection of these royalties is reasonably assured.

Intangible assets
The Company’s identifiable intangible assets consist of patents and in-process research and development technologies acquired on the acquisition of Cytopia in January 2010. The Cytopia intangible assets are amortized on a straight-line basis over the estimated time to partner of three years for technologies acquired. The estimated useful lives of the intangible assets are considered each reporting period and the carrying value is reviewed on the occurrence of a triggering event, to determine if there has been impairment in their value.

Research and development costs
The Company does not engage in basic scientific research but does incur significant product development costs. Only development costs that meet strict criteria related to technical, marketing and financial feasibility would be capitalized under Canadian GAAP. To date, no costs have met such criteria and, accordingly, all development costs have been expensed when incurred.

Variable interest entity
The Company has a majority interest in a joint venture that is funded entirely by the Company. This joint venture is classified as a variable interest entity since the Company maintains a controlling financial interest. The Company has recorded 100% of the results of operations and cash flows of this entity since its inception.

Stock-based compensation
The Company expenses all stock-based payments using the fair value method and uses the Black-Scholes option pricing model in estimating the fair value.  Under the fair value method and the option pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares, the expected life of the options and expected forfeitures.

Income tax valuation allowance
The Company and its joint venture have a net tax benefit resulting from non-capital losses carried forward, pools of scientific research and experimental development expenditures, investment tax credits, and withholding taxes paid. In view of the history of net losses incurred, management is of the opinion that it is not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these future tax assets. Accordingly, no future tax assets are recorded on the balance sheet.

Business combinations, consolidated financial statements and non-controlling interests
In January 2009, the CICA issued Section 1582 Business Combinations, to replace Section 1581 Business Combinations, which aligns this section with International Financial Reporting Standard IFRS 3, "Business Combinations"; Section 1602 Non-controlling Interests which is equivalent to the corresponding provisions of International Financial Reporting Standard 27, “Consolidated and Separate Financial Statements”; and Section 1601 Consolidated Financial Statements which together with Section 1602 establishes standards for the preparation of consolidated financial statements, replacing Section 1600, Consolidated Financial Statements. These sections are effective for fiscal years beginning on or after January 1, 2011, however, earlier adoption is permitted if all sections are adopted together. As a result of the acquisition of Cytopia Limited and given current differences among Canadian GAAP, IFRS and US GAAP, the Company has elected to early adopt these sections effective July 1, 2009.

ACCOUNTING POLICIES

The following new accounting pronouncements have been issued and are not yet effective:

International financial reporting standards
The Accounting Standards Board of Canada has announced that public companies in Canada are required to adopt IFRS for fiscal years beginning on or after January 1, 2011.  The Company is required to prepare its first financial statements that are compliant with IFRS for the interim period ending September 30, 2011.  The Company’s plan will assess the impact that IFRS has on its accounting policies and implementation decisions, financial statement presentation and disclosure options available on initial changeover to IFRS, information technology and data systems, and internal control over financial reporting.  The Company has completed an initial assessment of the differences between IFRS and Canadian GAAP and identified the only significant measurement difference is in the accounting for stock-based compensation expenses.  Both Canadian GAAP and IFRS require the fair value of stock options granted to be expensed over the vesting period.  YM stock options generally vest one third immediately and one third on each of the first and second anniversaries.  YM currently expenses one third of the fair value immediately and two thirds equally over 24 months.  IFRS requires one third of the fair value to be expensed immediately, one third equally over 12 months and one third equally over 24 months.  The impact on the opening balance sheet as at July 1, 2010 would be a decrease in retained earnings of approximately $131 thousand.  The impact on the consolidated financial statements for the three and six months ended December 31, 2010 would be an increase in the net loss of approximately $22 thousand and $44 thousand, respectively, with a corresponding increase in equity of the same amount.  YM is in the process of detailed review, documentation and selection of accounting policy choices, and is evaluating the effect the adoption of the standards will have on its consolidated financial statements, internal controls and information technology systems.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company’s "disclosure controls and procedures" (as defined in National Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) as of December 31, 2010 (the "Evaluation Date") have concluded that as of the Evaluation Date, our disclosure controls were effective to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those rules, and that material information relating to our Company and any consolidated subsidiaries is made known to management, including the chief executive officer and chief financial officer, particularly during the period when our periodic reports are being prepared to allow timely decisions regarding required disclosure.

In connection with the evaluation referred to in the foregoing paragraph, we have identified no change in our disclosure controls and procedures that occurred during the quarter ended September 30, 2010 that has materially affected, or is reasonably likely to materially affect, our disclosure controls over financial reporting.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management assessed the design and effectiveness of internal controls over financial reporting as at June 30, 2010, and based on that assessment determined that internal controls over financial reporting were designed and operating effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. No changes were made to the design of the Company’s internal controls over financial reporting during the quarter ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, the design of our internal controls over financial reporting.

INHERENT LIMITATIONS ON EFFECTIVENESS OF CONTROLS

The Company’s management, including the chief executive officer and chief financial officer, do not expect that our disclosure controls or our internal controls over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Internal control over financial reporting can also be circumvented by collusion or improper management override. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

OTHER MD&A REQUIREMENTS

As at December 31, 2010:                                                                                                                                     Amount                                                                             Number
Common shares	$248,203,430	109,956,275
Warrants	$1,378,324	7,639,137

Note 1:  If all warrants were to be exercised, 7,639,137 shares would be issued for total proceeds of U.S.$12,222,619.

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com .